GLOBAL X
by Mirae Asset

August 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-9303

Re: **Global X Funds (the "Trust")**
File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the "Amendments").

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
717	March 29, 2023	485APOS	0001432353-23-000317
725	June 2, 2023	485BXT	0001432353-23-000489
734	July 10, 2023	485BXT	0001432353-23-000578
736	July 17, 2023	485BXT	0001432353-23-000587
741	July 28, 2023	485BXT	0001432353-23-000605
743	August 8, 2023	485BXT	0001432353-23-000622
744	August 15, 2023	485BXT	0001432353-23-000625
746	September 5, 2023	485BXT	0001432353-23-000645
747	September 15, 2023	485BXT	0001432353-23-000649
748	September 22, 2023	485BXT	0001432353-23-000663
753	October 13, 2023	485BXT	0001432353-23-000687
754	October 18, 2023	485BXT	0001432353-23-000699
758	October 25, 2023	485BXT	0001432353-23-000713
760	November 9, 2023	485BXT	0001432353-23-000728
761	November 14, 2023	485BXT	0001432353-23-000730
763	December 14, 2023	485BXT	0001432353-23-000754
765	January 11, 2024	485BXT	0001432353-24-000004
768	January 25, 2024	485BXT	0001432353-24-000020
771	February 2, 2024	485BXT	0001432353-24-000031

605 THIRD AVENUE
43RD FLOOR
NEW YORK, NY 10158

1 (888) 493-8631
GLOBALXETFS.COM
@GLOBALXETFS

Beyond Ordinary ETFs℠

773 February 15, 2024 485BXT 0001432353-24-000041 776 February 23, 2024 485BXT 0001432353-24-000053 778 March 4, 2024 485BXT 0001432353-24-000197 782 April 2, 2024 485BXT 0001432353-24-000326 787 April 30, 2024 485BXT 0001432353-24-000362 791 May 29, 2024 485BXT 0001432353-24-000390 794 June 27, 2024 485BXT 0001432353-24-000404 798 July 25, 2024 485BXT 0001432353-24-000422 801 August 8, 2024 485BXT 0001432353-24-000446 The Amendments relate to the Global X Gold Income Strategy ETF. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time. Sincerely, /s/ Jasmin M. Ali Jasmin M. Ali